RECD S.E.C.

MAR 3 0 2011

505

11-194

11017863

Form G-FINW

Expiration Date: May 31, 2013

Notice by a Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer

1. Appropriate regulatory agency (check one):

   A. ☑ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. (a.) Full name of the Financial Institution:

   Whitney National Bank

   (b.) Address of principal office of Financial Institution:

   228 St. Charles Ave, Ste 200, New Orleans, LA 70130

   (c.) Mailing address if different from (b):

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

   Full Name

Last	First	Middle
Palozzola	David	J.

   Address: 228 St. Charles Ave, Ste. 200 New Orleans, LA 70130

4. Furnish the address of the place where such books and records will be located:

   228 St. Charles Ave, Ste 200 New Orleans, LA 70130

5. The financial institution submitting this notice of termination and the person executing it represent that all of the information contained herein is true, current and complete. Please print name and title of person executing this notice:

First	Middle	Last	Title
David	J.	Palozzola	Vice President

   Manual Signature: [signature]

   Date: 3/29/2011

Poirier, M.J. Dianne

From: Johnson, Kimberly
Sent: Thursday, April 07, 2011 6:07 PM
To: Poirier, M.J. Dianne
Cc: Lenyear, Valerie P.
Subject: MSD-W letter- WHITNEY NATIONAL BANK

Company: WHITNEY NATIONAL BANK /MSD
CIK: 0000946235

	Form Type	File No	Filing Date	Items/Exemps	Recv Date	Period	Rev	Interim D Date

Form Type: MSDW	**File No:** 086-00600	**Filing Date:** 03/30/2011 06:00:00 AM	**Items/Exemps:**	**Recv Date:** 0
Period:	**Rev:**	**Interim Disp Date:** 04/06/2011 12:00:00 AM	**Interim DC:** A1	**Final Disp D** AM
E/P: P	**Co-Reg:** No	**CC:** false	**DCN:** 11017858	

Business Street 1: 228 ST CHARLES AVE **Business Street 2:**
Business City: NEW ORLEANS **Business State:** LA
Business Zip: 70130

Company Information

[Company]**CIK:** 0000946235
Company: WHITNEY NATIONAL BANK /MSD
DBA:
Foreign Name:
Comment:

Mailing Street 1: P O BOX 60156 **Mailing Street 2:**
Mailing City: NEW ORLEANS **Mailing State:** l
Mailing Zip: 70160